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SEC MAIL PROCESSING SECTION RECEIVED FEB 2 5 2003 WASH. D.C. 181

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SEC FILE NUMBER
8- 23489

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GMAC Commercial Holding Capital Markets Corp. (f/k/a Newman and Associates, Inc.)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1801 California Street, Suite 3700

(No. and Street)

Denver	CO.	80202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stan Voth (303) 293-8500

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouse Coopers, LLC

(Name — *if individual, state last, first, middle name*)

1670 Broadway, Suite 1000 Denver, CO. 80202

(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 1 1 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Watts, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GMAC Commercial Holding Capital Markets Corp., as of December 31, 19 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Robert A. Watts
Signature

Senior Vice President & Chief Financial Officer
Title

Notary Public

my commission expires 5/11/05

MUANG SAECHAO
NOTARY PUBLIC
STATE OF COLORADO

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Suite 1000
1670 Broadway
Denver CO 80202-4870
Telephone (720) 931 7000
Facsimile (720) 931 7100

Report of Independent Accountants

To the Board of Directors and Stockholder of
GMAC Commercial Holding Capital Markets Corp.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of GMAC Commercial Holding Capital Markets Corp. (f/k/a Newman and Associates, Inc.) at December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

January 24, 2003

GMAC Commercial Holding Capital Markets Corp. (d/b/a Newman and Associates)

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

ASSETS		
Cash and cash equivalents	$	164,943
Cash segregated under SEC regulations		279,228
Receivables:		
Deferred underwriting fees		2,287,938
Brokers and dealers		9,100
Customers		1,825,175
Remarketing fees		1,045,645
Underwriting fees		1,134,933
Interest		372,814
Other		66,553
Investment securities:		
Corporate bonds		30,375
Municipal bonds		37,672,123
Mortgage backed securities		50,035,756
Other		66,150
Furniture, equipment, leasehold improvements and computer software, net of accumulated depreciation of $1,777,211		3,561,018
Prepaid expenses and other		674,656
Deferred tax asset		1,214,000
Total Assets	$	100,440,407
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Accounts payable and accrued liabilities	$	1,817,844
Accrued compensation and bonuses		11,101,762
Income taxes payable to an affiliate		6,960,697
Payable to affiliate, net		39,643,359
Total Liabilities		59,523,662
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDER'S EQUITY:		
Common stock, $1 par value; 1,000,000 shares authorized; 301,500 shares issued and outstanding		301,500
Capital in excess of par value		15,701,719
Retained earnings		24,913,526
Total Stockholder's Equity		40,916,745
Total Liabilities and Stockholder's Equity	$	100,440,407

The accompanying notes are an integral part of the statement of financial condition.

GMAC Commercial Holding Capital Markets Corp. (d/b/a Newman and Associates)

NOTES TO STATEMENT OF FINANCIAL CONDITION

1. ORGANIZATION AND OPERATIONS

GMAC Commercial Holding Capital Markets Corp. (d/b/a Newman and Associates) (the "Company"), is a wholly-owned subsidiary of GMAC Commercial Holding Capital Corp. ("Capital Corp."). Capital Corp. is a wholly-owned subsidiary of GMAC Commercial Holding Corp ("GMACCH"), who is in turn an indirect subsidiary of General Motors Acceptance Corporation ("GMAC"). The Company is engaged in the underwriting or private placement and trading and selling of various securities including tax-exempt municipal, taxable debt, and equity securities. These securities are issued primarily for the financing of individual or pools of real estate projects, asset backed transactions or emerging growth and middle market corporate clients. The Company is registered with the Securities and Exchange Commission ("SEC") as a general securities broker/dealer and is a member of the National Association of Securities Dealers, Inc. The following is a summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements.

2. SIGNIFICANT ACCOUNTING POLICIES

Risks and uncertainties – The Company is subject to three primary business risks: (i) credit risk, (ii) interest rate and other market risks and (iii) liquidity risk. The Company is also exposed to operational and other related business risks. Management of these risks affects both the level and stability of the Company's earnings.

The Company's primary exposure to credit risk arises from its direct and indirect relationships with institutional counterparties to the extent they do not fulfill their obligations to the Company under the terms of specific contracts or agreements. The Company's primary exposure to interest rate and other market risks is associated with its portfolio of investment securities. Changes in the level of interest rates or changes in the U.S. Treasury yield curve, as well as basis risk resulting from changes in the interest rate spread between different financial instruments, could adversely affect the Company's portfolio market value and its net income.

The Company's exposure to liquidity risk arises primarily from its reliance on GMACCH to fund its operations. The Company's primary funding source is GMACCH. GMACCH, through GMAC, has direct access to domestic and international capital markets, carrying investment grade commercial paper ratings of P-2 (Fitch, Inc.), Prime (Moody's) and A2 (Standard & Poor's Rating Services) and investment grade senior debt ratings of A- (Fitch, Inc.), A2 (Moody's) and BBB (Standard & Poor's Rating Services). GMAC's accessibility to capital markets is substantial. However, should GMAC's access to capital decline, there may be an adverse impact on the Company's financing cost and results of operations. Additionally, the Company may be required to rely on other funding sources, which could also adversely impact the Company's financing costs and results of operations.

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities. The Company's estimates and assumptions primarily arise from risks and uncertainties associated with credit exposure and interest rate and market spread volatility. Future changes in market trends and conditions may occur which could cause actual results to differ materially from the estimates used in preparing the accompanying financial statements.

Cash and cash equivalents - Cash and cash equivalents include all cash on hand, or deposits and investments, excluding cash segregated under SEC regulations. The Company considers all highly-liquid investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

Receivables – Accounts receivable from (payable to) brokers and dealers represents the contract value of unsettled securities transactions, joint account balances arising from participation in underwritings and joint account trading activity.

Substantially all of the clearing and depository operations for the Company are performed by clearing organizations pursuant to clearing agreements. The Company has indemnified these organizations for any losses as a result of a customer's nonperformance.

Periodically, the Company borrows amounts from clearing organizations for the purchase of securities. Interest accrues on the outstanding balance at a rate generally corresponding to the published broker call rate.

Securities transactions - Investment securities are carried at market value, with unrealized holding gains and losses recorded currently in the Statement of Income. The Company determines market value by reference to published sources or discounting the expected future cash flows over the anticipated life of the securities using estimated market yields for similar instruments. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the Statement of Financial Condition.

Furniture, equipment, and leasehold improvements - Furniture, equipment, and leasehold improvements are stated at cost less accumulated depreciation. Depreciation and amortization is provided for over their estimated service lives using straight-line and accelerated methods.

Revenue recognition - Investment banking fees include advisory fees, selling concessions, and management and underwriting fees and are recorded, net of related expenses, when the services are complete and the revenue is reasonably determinable. Remarketing fees are recognized as income as earned. The receivable for deferred underwriting represents fees earned on completed transactions which will be received by the Company over an extended period of time.

Financial instruments - The Company's financial instruments consist of cash and cash equivalents, fees and other receivables, securities owned, accounts payable and accrued liabilities. The carrying values of fees and other receivables, accounts payable and accrued liabilities approximate fair value. Securities owned are recorded at market value.

Income taxes - Income taxes for financial reporting purposes are recorded in accordance with Statement of Financial Accounting Standard ("SFAS") No. 109, *Accounting for Income Taxes*. The asset and liability approach underlying SFAS No. 109 requires the recognition of deferred tax liabilities and assets for future tax consequences of temporary differences between the carrying amounts and tax basis of the Company's assets and liabilities. The Company's results of operations are included in the consolidated federal tax return and applicable unitary and/or combined state income tax returns of GMAC. Income tax expense is recorded by the Company based upon the statutory tax rates applied to the Company's separate operations.

New accounting standards – In June 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 146 *Accounting for Costs Associated with Exit or Disposal Activities* ("SFAS No. 146"). The principal difference between this SFAS No. 146 and EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring) relates to its requirements for recognition of a liability for a cost associated with an exit or disposal activity. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. The provisions of the statement are effective for exit or disposal activities initiated after December 31, 2002, with early application encouraged. Management does not expect the adoption of this statement to have a material impact on the Company's financial statements.

In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*. FIN 45 is intended to expand on existing disclosure requirements, and it requires a company to recognize liabilities for the fair value or market value of its obligations under a guarantee when the guarantee is issued. It does not address the subsequent measurement of the guarantor's recognized liability over the term of the guarantee. FIN 45 is effective January 1, 2003 on a prospective basis only, with the exception of the

disclosure requirements, which are effective for financial statements at and for the period ended December 31, 2002. Management does not expect the adoption of this statement to have a material impact on the Company's financial statements.

In January 2003, the FASB issued FIN 46, *Consolidation of Variable Interest Entities* ("FIN 46"). A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. A variable interest entity often holds financial assets, including loans or receivables, real estate or other property. A company that consolidates a variable interest entity is called the primary beneficiary.

Previous practice has dictated that one company would include another entity in its consolidated financial statements only if it controlled the entity through voting interests. FIN 46 changes that by requiring a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. FIN 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. Management does not expect the adoption of this statement to have a material impact on the Company's financial statements.

3. CASH SEGREGATED UNDER SEC REGULATIONS

Cash of $279,228 has been segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the SEC. The Company was not required to have cash on deposit based upon the December 31, 2002 computation required under Rule 15c3-3.

4. FURNITURE, EQUIPMENT, LEASEHOLD IMPROVEMENTS AND COMPUTER SOFTWARE

A summary of furniture, equipment, leasehold improvements and computer software is as follows:

		Estimated Useful Life
Furniture and equipment	$ 2,900,202	3-7 years
Leasehold improvements	1,047,631	7 years
Computer software	1,390,396	3 years
	5,338,229	
Less: accumulated depreciation	(1,777,211)	
	$ 3,561,018	

5. SHORT TERM BORROWINGS

The Company has a short-term borrowing agreement with one clearing organization for short-term demand borrowings with a credit limit of $20.0 million. Borrowings under this agreement bear interest at the published broker call rate. When drawn, loans are collateralized by securities and assets deposited with or pledged to the clearing organization, including cash on deposit which is not restricted as to withdrawal. The Company had no borrowings under this agreement at December 31, 2002.

6. DEFERRED INCOME TAXES

Deferred taxes have been provided for all temporary differences using current federal income tax rates adjusted for the effects of state income taxes. At December 31, 2002, the deferred tax asset relates to salaries and bonuses recorded for book purposes in advance of when tax deductions will be taken.

7. FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, *Disclosure about Derivative Financial Instruments,* requires disclosure of the fair values of all assets and liabilities classified as financial instruments, off-balance sheet financial instruments and derivative financial instruments. Fair value is the amount that a financial instrument would be exchanged for in a current transaction between willing parties. The Company estimates fair value amounts through the use of available market information and appropriate valuation methodologies as discussed below.

Different assumptions or changes in future market conditions could significantly affect the estimates of fair value and therefore, the net realizable value of the Company's financial instruments could differ from the estimates presented below. Fair value information presented herein is based on information available as of December 31, 2002 and may differ significantly from amounts presented herein. In addition, the estimates presented below are indicative of individual financial instruments and should not be considered an indication of fair value of the Company as a whole.

The estimated fair value of the Company's assets and liabilities classified as financial instruments and off-balance sheet financial instruments as of December 31, 2002, are as follows:

	Carrying Amount	Fair Value
Financial Assets:		
Cash and cash equivalents	$ 164,943	$ 164,943
Cash segregated under SEC regulations	279,228	279,228
Receivables	6,742,158	6,742,158
Investment securities:		
Corporate bonds	30,375	30,375
Municipal bonds	37,672,123	37,672,123
Mortgage backed securities	50,035,756	50,035,756
Other	66,150	66,150
Financial Liabilities:		
Payable to affiliate, net	39,643,359	39,643,359
Accounts payable and accrued liabilities	1,817,844	1,817,844
Accrued compensation and bonuses	11,101,762	11,101,762

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate such value:

Cash and cash equivalents - The carrying amount approximates fair value because of the short term nature of the instrument.

Cash segregated under SEC regulations - The carrying amount approximates fair value because of the short term nature of the instrument.

Receivables - The carrying amount approximates fair value because of the short term nature of the receivables and advances.

Investment securities - The carrying value of investment securities and restricted securities, approximate their fair value. Fair value is determined based on published rates or dealer price quotations and through pricing models. Pricing models consider the time value of money and other economic factors that influence the value of such related financial instruments.

Payable to affiliate - The carrying amount of payable to affiliates approximates fair value because of the short term nature of the payables.

Accounts payable and accrued liabilities and accrued compensation and bonuses - The carrying amount approximates fair value because of the short term nature of the liabilities.

8. EMPLOYEE BENEFIT PLANS

The Company participates in a noncontributory defined benefit retirement plan established for all entities within GMAC Mortgage Group, Inc., the parent of GMACCH.

The Company participates in a defined contribution savings plan (the "Savings Plan") established for all entities within GMAC Mortgage Group, Inc. Generally, employees may contribute up to 99% of base compensation to the plan, with the Company matching up to 6% each year with certain limitations.

9. OTHER RELATED PARTY TRANSACTIONS

The Company is a member of a group of affiliated companies and has extensive relationships with members of the affiliated group. Because of these relationships, it is possible that the terms of these transactions may be different that those than would result among unrelated parties.

Payable to affiliate, net represents money borrowed by the Company from GMAC Commercial Mortgage Corporation ("GMACCM"), a wholly-owned subsidiary of GMACCH, for the purpose of funding operations and carrying securities inventory. At December 31, 2002, the Company has interest payable to GMACCM of approximately $170,000.

10. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company enters into securities transactions as principal. The securities subject to such transactions create two kinds of risk. First, risk of loss arises in the event a security is not received from a seller of the security, and the market value has increased over the contract amount of the Company's obligation to deliver the security to its customer. Second, the Company is subject to risk of loss if a purchaser of securities does not pay for the securities, and the market value of such securities decreases below the contract amount.

Concentrations of credit risk exist for groups of counterparties when they have similar economic characteristics that would cause their ability to meet obligations to be similarly affected by economic, industry or geographic factors. As a securities broker/dealer, the Company is engaged in various securities trading and brokerage activities servicing domestic corporations, institutional investors and, occasionally, individual investors. The vast majority of the Company's transactions are executed with institutional investors, including mutual funds, other broker/dealers, commercial banks, insurance companies and other financial institutions and are generally collateralized by the security being traded or brokered. The Company's exposure to credit risk associated with the performance of these customers in fulfilling their contractual obligations, pursuant to securities transactions, can be directly impacted by volatile securities markets, credit markets and regulatory changes which may impair the counterparties' ability to satisfy their obligations to the Company. In connection with these activities, the Company seeks to control its credit risk and the potential for risk concentration through a variety of reporting and control procedures.

11. COMMITMENTS AND CONTINGENCIES

Leases - The Company is obligated under non-cancelable operating leases primarily for office facilities. The future minimum rental payments under each of the five years after December 31, 2002 are as follows:

Year Ending December 31:	
2003	$ 1,661,892
2004	1,530,652
2005	1,408,863
2006	1,253,787
2007	1,255,018
Thereafter	1,161,851
	$ 8,272,063

Remarketing agreements - The Company has agreed to serve as remarketing agent on 461 variable rate demand note issues. By its appointment as remarketing agent, the Company agrees to, among other things, sell on a best efforts basis any securities which may be tendered from time to time by the holders of the securities according to the bond documents. In all such cases, securities holders' rights to tender are supported by a liquidity facility such as a letter of credit or insurance company guaranty provided by the issuer of the security. If the Company is unable to resell the securities, the Company with proper notification can require the letter of credit issuer or guarantor to purchase the securities. Total aggregate principal amount of securities outstanding under these agreements was approximately $5.5 billion as of December 31, 2002. The Company is paid a remarketing fee to serve in its capacity as remarketing agent.

Litigation - The Company may become a party to claims arising in the normal course of its business. No such claims have come to the attention of management or its legal counsel that would have a material adverse effect on the Company's financial position.

12. NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. The net capital rule of the "applicable" exchange also provides that equity may not be withdrawn if resulting net capital would be less than 5% of aggregate debits. At December 31, 2002, the Company's aggregate debit items were $103,793; therefore, the Company's net capital requirement was $250,000. Net capital at December 31, 2002 was $23,053,596, resulting in net capital in excess of the requirement of $22,803,596.